EXHIBIT 99.2

ENERGY TRANSFER PARTNERS, L.L.C. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands)

(unaudited)

February 28, 2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,866
Marketable securities	3,575
Accounts receivable, net of allowance for doubtful accounts	821,763
Accounts receivable from related parties	724
Inventories	238,787
Exchanges receivable	18,892
Price risk management assets	65,907
Prepaid expenses and other assets	79,304

Total current assets	1,262,818

PROPERTY, PLANT AND EQUIPMENT, net	2,666,479
LONG-TERM PRICE RISK MANAGEMENT ASSETS	9,043
INVESTMENT IN AFFILIATES	37,135
GOODWILL	354,681
INTANGIBLES AND OTHER ASSETS, net	113,283

Total assets	$4,443,439

LIABILITIES AND MEMBER’S EQUITY

CURRENT LIABILITIES:
Working capital facility	$21,198
Accounts payable	674,639
Accounts payable to related parties	3,205
Customer deposits	8,464
Price risk management liabilities	41,374
Accrued and other current liabilities	147,830
Income taxes payable	23,590
Deferred taxes	2,157
Current maturities of long-term debt	39,700

Total current liabilities	962,157

LONG-TERM DEBT, less current maturities	1,517,985
LONG-TERM PRICE RISK MANAGEMENT LIABILITIES	1,021
NONCURRENT DEFERRED TAXES	108,985
OTHER NONCURRENT LIABILITIES	10,356
MINORITY INTERESTS	1,842,926

4,443,430

COMMITMENTS AND CONTINGENCIES

MEMBER’S EQUITY:
Member’s Equity	9

Total liabilities and member’s equity	$4,443,439

The accompanying notes are an integral part of this condensed consolidated balance sheet.

ENERGY TRANSFER PARTNERS, L.L.C. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except per unit data)

(unaudited)

1. OPERATIONS AND ORGANIZATION:

Energy Transfer Partners, L.L.C. (“ETP LLC” or “the Company”) was formed in August 2000 as a Delaware limited liability company. ETP LLC owns a 0.01% interest in Energy Transfer Partners GP, L.P. (“ETP GP”). ETP GP is the General Partner of Energy Transfer Partners, L.P. (“ETP”).

Energy Transfer Equity, L.P. (“ETE”) is the 100% owner of ETP LLC and also owns 100% of ETP GP’s Class A limited partner interests and 50% of its Class B limited partner interests. The remaining 50% of ETP GP’s Class B limited partner interests are owned by Energy Transfer Investments, L.P. (“ETI”).

This unaudited interim balance sheet and notes thereto of ETP LLC and subsidiaries has been prepared in accordance with accounting principles generally accepted in the United States of America for interim consolidated financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete consolidated financial statements. However, management believes that the disclosures made are adequate to make the information not misleading.

In the opinion of management, all adjustments (all of which are normal and recurring) have been made that are necessary to fairly state the consolidated financial position of Energy Transfer Partners, L.L.C. and subsidiaries as of February 28, 2006. The unaudited interim condensed consolidated balance sheet should be read in conjunction with the consolidated balance sheet and notes thereto of Energy Transfer Partners, L.L.C. and subsidiaries presented as exhibit 99.2 to the Energy Transfer Partners, L.P. Annual Report on Form 10-K for the fiscal year ended August 31, 2005, as amended on Form 10-K/A as filed with the Securities and Exchange Commission on November 14, 2005, and December 12, 2005, respectively.

Business Operations

The Company’s business operations are conducted only through ETP’s wholly-owned subsidiary Operating Partnerships. ETC OLP is a Texas limited partnership which is engaged in midstream and transportation and natural gas storage operations. HOLP is a Delaware limited partnership, which is engaged in retail and wholesale propane operations. The Company, ETP GP, ETP, the Operating Partnerships, and their other subsidiaries are collectively referred to in this report as “ETP LLC” or the “Company”

A minority interest liability is recorded for all partially owned consolidated subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

2. USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. The natural gas industry conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the most current month’s financial results for the midstream and transportation and storage segments are estimated using volume estimates and market prices. Any difference between estimated results and actual results are recognized in the following month’s financial statements. Management believes that the operating results estimated for the three and six months ended February 28, 2006 represent the actual results in all material respects.

Some of the more significant estimates made by management include, but are not limited to, allowances for doubtful accounts, the fair value of derivative instruments, useful lives for depreciation and amortization, purchase accounting allocations and subsequent realizability of intangible assets, and deferred taxes. Actual results could differ from those estimates.

3. ACCOUNTS RECEIVABLE:

ETC OLP’s midstream and transportation and storage operations deal with counterparties that are typically either investment grade or are otherwise secured with a letter of credit or other forms of security (corporate guaranty or prepayment). ETP’s management reviews midstream and transportation and storage accounts receivable balances each week. Credit limits are assigned and monitored for all counterparties of the midstream and transportation and storage operations.

ETC OLP enters into netting arrangements with counterparties to mitigate credit risk. Transactions are confirmed with the counterparty and the net amount is settled when due. Amounts outstanding under these netting arrangements are presented on a net basis in the condensed consolidated balance sheet. Management believes that the occurrence of bad debts in the midstream and transportation and storage segments is not significant; therefore, an allowance for doubtful accounts for the midstream and transportation and storage segments was not deemed necessary at February 28, 2006.

HOLP grants credit to its customers for the purchase of propane and propane-related products. Included in accounts receivable are trade accounts receivable arising from HOLP’s retail and wholesale propane operations. Accounts receivable for retail and wholesale propane operations are recorded as amounts billed to customers less an allowance for doubtful accounts. The allowance for doubtful accounts for the retail and wholesale propane segments is based on management’s assessment of the realizability of customer accounts. Management considers the overall creditworthiness of HOLP’s customers, historical trends in collectability, and any specific disputes in determining the amount of allowance for doubtful accounts. Bad debt expense related to these receivables is recognized at the time an account is deemed uncollectible. Accounts receivable consisted of the following at February 28, 2006:

Accounts receivable - midstream and transportation and storage	$696,099
Accounts receivable - propane	129,664
Less – allowance for doubtful accounts	(4,000)

Total, net	$821,763

4. INVENTORIES:

ETC OLP’s inventories consist principally of natural gas held in storage which is valued at the lower of cost or market utilizing the weighted average cost method. Propane inventories are also valued at the lower of cost or market. The cost of propane inventories is determined using the weighted-average cost of propane delivered to the customer service locations, and includes storage fees and inbound freight costs, while the cost of appliances, parts, and fittings is determined by the first-in, first-out method. Inventories consisted of the following as of February 28, 2006:

Natural gas, propane and other NGLs	$224,991
Appliances, parts and fittings and other	13,796

Total inventories	$238,787

5. UNIT BASED COMPENSATION PLANS OF ETP:

On September 1, 2005, ETP adopted the modified prospective provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) Accounting for Stock-based Compensation (“SFAS 123R”). As provided in SFAS 123R, ETP values the unit awards based on the per unit grant-date market value reduced by the present value of the distributions expected to be paid on the units during the requisite service period. The present value is computed based on the risk-free interest rate, the expected life of the unit grants and the expected unit distributions. ETP assumed a weighted average risk-free interest rate of 4.32% for the three and six months ended February 28, 2006, in estimating the present value of the future cash flows of the distributions during the vesting period on the measurement date of each grant. The weighted average fair value at the grant date of the awards outstanding for the quarter ended February 28, 2006 was $30.61. Annual average cash distributions at the grant date were estimated to be $2.16 for the quarter ended February 28, 2006. The expected life of each grant is assumed to be the minimum vesting period under certain performance criteria of each grant.

2004 Unit Plan

Employee Grants. The Compensation Committee of the ETP GP Board of Directors, at its discretion, may from time to time grant awards to any employee, upon such terms and conditions as it may determine appropriate and in accordance with specific general guidelines as defined by the Plan. On December 20, 2005, the Compensation Committee modified the terms of the grants awarded during fiscal year 2005, by issuing 88,183 Common Units on the grants which vested September 1, 2005, forfeiting 800 grants and granting 168,200 additional awards. As of February 28, 2006, 356,350 awards to employees were outstanding under the 2004 Unit Plan and 2,867 were forfeited. These awards vest at a rate of one-third per year for three years based upon the achievement of certain performance criteria. The issuance of Common Units pursuant to the 2004 Unit Plan is intended to serve as a means of incentive compensation, therefore, no consideration will be payable by the plan participants upon vesting and issuance of the Common Units.

Director Grants. Each director who is not also (i) a shareholder or a direct or indirect employee of any parent, or (ii) a direct or indirect employee of Energy Transfer Partners, L.L.C., ETP, or a subsidiary (“Director Participant”), who is elected or appointed to the Board for the first time shall automatically receive, on the date of his or her election or appointment, an award of up to 2,000 Units (the “Initial Director’s Grant”). Each Director Participant who is in office on September 1st shall automatically receive an award of Units equal to $15 divided by the fair market value of Common Units on such date (“Annual Director’s Grant”). On September 1, 2005, 3,000 Directors Grants vested and Common Units were issued under the predecessor plan. On December 20, 2005, an additional 3,014 units were vested and 730 were forfeited under the 2004 Unit Plan and predecessor plan. As of February 28, 2006, Initial Director’s Grants and annual Director’s Grants totaling 23,210 units were outstanding under the 2004 Unit Plan and the predecessor plan.

Long-Term Incentive Grants. The Compensation Committee may, from time to time, grant awards under the Plan to any executive officer or any employee it may designate as a participant in accordance with general guidelines under the Plan. As of February 28, 2006, there have been no Long-Term Incentive Grants made under the Plan.

6. ACQUISITIONS:

In January 2005, ETC OLP acquired the controlling interests in HPL Consolidation LP (“HPL”) from American Electric Power Corporation (“AEP”) for approximately $825,000 subject to working capital adjustments. In addition ETC OLP acquired working inventory of natural gas stored in the Bammel storage facilities and financed the purchase through a short-term borrowing from an affiliate, which was repaid in full in April 2005. Under the terms of the transaction, ETC OLP acquired all but a 2% limited partner interest in HPL. On November 10, 2005, ETC OLP acquired the remaining 2% limited partnership interests in HPL for $16,560 in cash. The purchase price was allocated to property, plant and equipment and the minority interest liability associated with the 2% limited partner interests was eliminated. As a result, HPL become a wholly-owned subsidiary of ETC OLP. ETC OLP also reached a settlement agreement with AEP in November 2005 related to certain inventory and working capital matters associated with the acquisition. The terms of the agreement were not material in relation to the Company’s financial position.

ETP obtained the final independent valuation and made the final allocations of the purchase price to the acquired assets during the three months ended February 28, 2006. The final adjustments resulted in a reduction of $45,820 to the amount allocated to pad gas and an increase of an equal amount to acquired depreciable assets. The final adjustment did not have a material impact on the Company’s financial position.

7. WORKING CAPITAL FACILITY AND LONG-TERM DEBT:

On November 23, 2005, ETP filed a registered exchange offer to exchange newly issued 5.65% Senior Notes due 2012 which will be registered under the Securities Act of 1933 (the “New Notes”), for a like amount of outstanding 5.65% Senior Notes due 2012, which have not been registered under the Securities Act (the “Old Notes”). The sole purpose of the exchange offer is to fulfill the obligations of ETP under the registration rights agreement entered into in connection with the sale by ETP of the Old Notes on July 29, 2005. The New Notes issued pursuant to the exchange offer will have substantially identical terms to the Old Notes. The New Notes initially will be fully and unconditionally guaranteed by ETC OLP and all of the direct and indirect wholly-owned subsidiaries of ETC OLP that guarantee ETP’s obligations under its revolving credit facility. On February 23, 2006 ETP commenced the exchange offer which closed on March 31, 2006. All $400,000 of the unregistered Old Notes were tendered pursuant to the exchange offer and will be replaced with a like amount of registered notes.

On December 13, 2005 ETP entered into the ETP Revolving Credit Facility, a $900,000 five-year revolving credit facility available through December 10, 2010 which replaced its previous revolving credit facility. Amounts borrowed under the ETP Revolving Credit Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The ETP Revolving Credit Facility also offers a Swingline loan option with the maximum borrowing of $50,000 at a daily rate based on LIBOR. The maximum commitment fee payable on the unused portion of the facility is 0.25%. The weighted average interest rate was 5.320% for the amount outstanding as of February 28, 2006. The outstanding amount on the ETP Revolving Credit Facility as of February 28, 2006 was $100,000. There was no amount outstanding under the Swingline option. ETP also had outstanding letters of credit of $9,935 under the ETP Revolving Credit Facility. Total amount available under the Credit Agreement as of February 28, 2006 was $790,065. The ETP Revolving Credit Facility, which is expandable to $1,000,000, is fully and unconditionally guaranteed by ETC OLP and all of the direct and indirect wholly-owned subsidiaries of ETC OLP that guarantee ETP’s obligations. The ETP Revolving Credit Facility is unsecured and has equal rights to holders of ETP’s other current and future unsecured debt.

A $75,000 Senior Revolving Working Capital Facility is available through December 31, 2006. Amounts borrowed under this Working Capital Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The weighted average interest rate was 6.269% for the amount outstanding at February 28, 2006. The maximum commitment fee payable on the unused portion of the facility is 0.50%. HOLP must reduce the principal amount of working capital borrowings to $10,000 for a period of not less than 30 consecutive days at least one time during each fiscal year. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts of HOLP, and the capital stock of HOLP’s subsidiaries secure the Senior Revolving Working Capital Facility. As of February 28, 2006, the Senior Revolving Working Capital Facility had a balance outstanding of $21,198, all short-term. There were outstanding Letters of Credit for the Senior Revolving Working Capital Facility of $6,052 at February 28, 2006. Effective September 1, 2005, HOLP entered into the Second Amendment to the Third Amended and Restated Credit Agreement. The amendment states that in no event shall the Letter of Credit Exposure exceed $15,000 at any time. All of the remaining terms, provisions and conditions of the existing Credit Agreement continue in full force and effect as within the March 31, 2004 Third Amended and Restated Credit Amendment. Letter of Credit exposure plus the Working Capital Loan cannot exceed the $75,000 maximum Working Capital Facility.

Prior to February 28, 2006, HOLP also maintained a $75,000 Senior Revolving Acquisition Facility for acquisitions of propane-related businesses. Amounts borrowed under the Acquisition Credit Facility bore interest at a rate based on either a Eurodollar rate or a prime rate. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts of HOLP and the capital stock of HOLP’s subsidiaries secured the Senior Revolving Acquisition Facility. As of February 28, 2006, HOLP paid in full the outstanding indebtedness under this facility and cancelled this facility.

8. COMMITMENTS, CONTINGENCIES, AND ENVIRONMENTAL LIABILITIES:

Commitments

The Company has forward commodity contracts which will be settled by physical delivery. Short-term contracts, which expire in less than one year, require delivery of up to 600,687 MMBtu/d. Long-term contracts require delivery of up to 313,387 MMBtu/d and extend through July 2018.

The Company, in the normal course of business, purchases, processes, and sells natural gas pursuant to long-term contracts and enters into long-term transportation and storage agreements. Such contracts contain terms that are customary in the industry. The Company believes that such terms are commercially reasonable and will not have a material adverse effect on the Company’s financial position. The Company has also entered into several propane purchase and supply commitments which are typically one-year agreements with varying terms as to quantities and prices, and expiration dates. The Company also has a long-term contract for 100 million gallons of propane per year that contains a two-year cancellation provision.

Litigation

The Company’s Operating Partnerships may, from time to time, be involved in litigation and claims arising out of their respective operations in the normal course of business. Management is not aware of any material legal or governmental proceedings against ETC OLP or contemplated to be brought against ETC OLP, under the various environmental protection statutes to which it is subject. Propane is a flammable, combustible gas. Serious personal injury and significant property damage can arise in connection with its storage, transportation or use. In the ordinary course of business, HOLP is sometimes threatened with or named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. The Company maintains liability insurance with insurers in amounts and with coverages and deductibles management believes are reasonable and prudent, and which are generally accepted in the industry. However, there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect the Company and its Operating Partnerships from material expenses related to product liability, personal injury or property damage in the future. Although any litigation is inherently uncertain, based on past experience, the information currently available and the availability of insurance coverage, the Company does not believe that pending or threatened litigation matters will have a material adverse effect on its financial condition.

At the time of the HPL acquisition, the HPL Entities, their parent companies and AEP, were engaged in ongoing litigation with Bank of America (“B of A”) that related to AEP’s acquisition of HPL in the Enron bankruptcy and B of A’s financing of cushion gas stored in the Bammel Storage facility (“Cushion Gas”). This litigation is referred to as the “Cushion Gas Litigation”. Under the terms of the Purchase and Sale Agreement and the related Cushion Gas Litigation Agreement, AEP and its subsidiaries that were the sellers of the HPL Entities retained control of the Cushion Gas Litigation and have agreed to indemnify ETC OLP and the HPL Entities for any damages arising from the Cushion Gas Litigation and the loss of use of the Cushion Gas, up to a maximum of the amount paid by ETC OLP for the HPL Entities and the working gas inventory. The Cushion Gas Litigation Agreement terminates upon final resolution of the Cushion Gas Litigation. In addition, under the terms of the Purchase and Sale Agreement, AEP retained control of additional matters relating to ongoing litigation and environmental remediation and agreed to bear the costs of or indemnify ETC OLP and the HPL Entities for the costs related to such matters.

The Company or its subsidiaries is a party to various legal proceedings and/or regulatory proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are either covered by insurance, are without merit or involve amounts which, if resolved unfavorably, would not have a significant effect on the financial position of the Company. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to management’s estimate of the likely exposure. For matters that are covered by insurance, the Company accrues the related deductible. As of February 28, 2006, an accrual of $2,823 was recorded as accrued and other current liabilities on the Company’s condensed consolidated balance sheet.

Environmental

The Company’s operations are subject to extensive federal, state and local environmental laws and regulations that require expenditures for remediation at operating facilities and waste disposal sites. Although the Company believes its operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in the natural gas pipeline and processing business, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations could result in substantial costs and liabilities. Accordingly, the Company has adopted policies, practices, and procedures in the areas of pollution control, product safety, occupational health, and the handling, storage, use, and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. However, some risk of environmental or other damage is inherent in the natural gas pipeline and processing business, as it is with other entities engaged in similar businesses.

Environmental exposures and liabilities are difficult to assess and estimate due to unknown factors such as the magnitude of possible contamination, the timing and extent of remediation, the determination of the Company’s liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental laws and regulations may change in the future. Although environmental costs may have a significant impact on the results of operations for any single period, the Company believes that such costs will not have a material adverse effect on its financial position. As of February 28, 2006 an accrual on an undiscounted basis of $1,992 was recorded as accrued and other current liabilities and other non-current liabilities on the Company’s condensed consolidated balance sheet to cover environmental liabilities including certain matters assumed in connection with the HPL acquisition. A receivable of $392 recorded on the Company’s condensed consolidated balance sheet as of February 28, 2006 to account for a predecessor’s share of certain environmental liabilities.

9. PRICE RISK MANAGEMENT ASSETS AND LIABILITIES:

Accounting for Derivative Instruments and Hedging Activities

The Company applies Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) as amended. This statement requires that all derivatives be recognized in the balance sheet as either an asset or liability measured at fair value. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

The Company has established a formal risk management policy in which derivative financial instruments are employed in connection with an underlying asset, liability or anticipated transaction. At inception of a hedge, the Company formally documents the relationship between the hedging instrument and the hedged item, the risk management objectives, the methods used for assessing and testing effectiveness and how any ineffectiveness will be measured and recorded. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting changes in cash flows. Furthermore, ETP’s management meets on a weekly basis to assess the creditworthiness of the derivative counterparties to manage against the risk of default. If the Company determines that a derivative is no longer highly effective as a hedge, it discontinues hedge accounting prospectively by including changes in the fair value of the derivative in current earnings.

The market prices used to value ETP’s financial derivative transactions reflect management’s estimates considering various factors including closing exchange and over-the-counter quotations.

Non-trading Activities

ETP utilizes various exchange-traded and over-the-counter commodity financial instrument contracts to limit its exposure to margin fluctuations in natural gas and NGL prices. These contracts consist primarily of futures and swaps and are recorded at fair value on the condensed consolidated balance sheet. If ETP designates a financial derivative instrument as a cash flow hedge and it qualifies for hedge accounting, a change in the fair value is deferred in Accumulated Other Comprehensive Income (“OCI”) until the underlying hedged transaction occurs. Any ineffective portion of a cash flow hedge’s change in market value is recognized each period in earnings. Realized gains and losses on derivative financial instruments that are designated as cash flow hedges are included in cost of products sold in the period the hedged transactions occurs. Gains and losses deferred in OCI related to cash flow hedges remain in OCI until the underlying physical transaction occurs unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter. For those financial derivative instruments that do not qualify for hedge accounting, the change in market value is recorded as cost of products sold in the condensed consolidated statement of operations.

In the course of normal operations, ETP routinely enters into contracts such as forward physical contracts for the purchase and sale of natural gas, propane, and other NGLs that qualify for and are designated as a normal purchase and sales contracts. Such contracts are exempted from the fair value accounting requirements of SFAS 133 and are accounted for using accrual accounting. In connection with the HPL acquisition, ETP acquired certain physical forward contracts that contain embedded options. These contracts have not been designated as normal purchases and sales contracts, and therefore, are marked to market in addition to the financial options that offset them. The Black Scholes valuation model was used to estimate the value of these embedded derivatives.

Trading Activities

The Company has a risk management policy that governs its marketing and trading operations. These activities are monitored independently by the Company’s risk management function and must take place within predefined limits and authorizations. Certain strategies are considered trading for accounting purposes and are executed with the use of a combination of financial instruments including, but not limited to, basis contracts and gas daily contracts. The Company accounts for its trading activities under the provisions of EITF Issue No. 02-3, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. The derivative contracts that are entered into for trading purposes, subject to limits, are recognized on the condensed consolidated balance sheet at fair value.

The following table details the outstanding commodity-related derivatives as of February 28, 2006:

	Commodity	Notional Volume MMBTU	Maturity	Fair Value
Mark to Market Derivatives

(Non-Trading)
Basis Swaps IFERC/NYMEX	Gas	(10,194,105)	2006-2009	$(10,038)
Swing Swaps IFERC	Gas	(66,692,579)	2006-2008	$3,391
Fixed Swaps/Futures	Gas	750,000	2006-2007	$50,391
Options	Gas	(1,392,000)	2006-2008	$27,324
Forward Physical Contracts	Gas	(12,632,000)	2006-2008	$(27,324)

(Trading)
Basis Swaps IFERC/NYMEX	Gas	4,657,500	2006-2007	$28,650
Swing Swaps IFERC	Gas	775,000	2006	$(425)
Forward Physical Contracts	Gas	(678,900)	2006-2008	$(191)

Cash Flow Hedging Derivatives

(Non-Trading)
Fixed Swaps/Futures	Gas	(17,552,500)	2006-2007	$23,237
Fixed Index Swaps	Gas	1,090,000	2006	$2,092
Basis Swaps IFERC/NYMEX	Gas	(14,155,000)	2006-2007	$2,665

Estimates related to the ETP’s gas marketing activities are sensitive to uncertainty and volatility inherent in the energy commodities markets and actual results could differ from these estimates. The Company also attempts to maintain balanced positions in its non-trading activities to protect itself from the volatility in the energy commodities markets; however, net unbalanced positions can exist. Long-term physical contracts are tied to index prices. System gas, which is also tied to index prices, will provide the gas required by our long-term physical contracts. When third-party gas is required to supply long-term contracts, a hedge is put in place to protect the margin on the contract. Financial contracts, which are not tied to physical delivery, will be offset with financial contracts to balance the Company’s positions. To the extent open commodity positions exist, fluctuating commodity prices can impact the Company’s financial results and financial position, either favorably or unfavorably.

During the three months ended February 28, 2006 ETP discontinued application of hedge accounting in connection with certain derivative financial instruments that were qualified for and designated as cash flow hedges related to forecasted sales of natural gas stored in the Company’s Bammel storage facilities. The discontinuation resulted from management’s determination that the originally forecasted sales of natural gas from the storage facilities were no longer probable of occurring by the end of the originally specified time period, or within an additional two-month period of time thereafter. The determination was made principally due to the unseasonably warm weather that occurred during January 2006 through March 2006 and the Company’s flexibility to make changes to the underlying injection and withdrawal schedule for its storage assets, given changes in market conditions. One of the key criteria to achieve hedge accounting under SFAS 133 is that the forecasted transaction be probable of occurring as originally set forth in the hedge documentation.

Interest Rate Risk

The Company is exposed to market risk for changes in interest rates related to its bank credit facilities. The Company manages a portion of its interest rate exposures by utilizing interest rate swaps and similar arrangements which allow the Company to effectively convert a portion of variable rate debt into fixed rate debt.

Treasury locks with a notional amount of $200,000 were entered into by ETP and were outstanding as of February 28, 2006 and had a fair value of $4,812 which was recorded as an unrealized gain in OCI and a component of price risk management assets in the condensed consolidated balance sheet. The outstanding treasury locks as of February 28, 2006 were entered into in anticipation of a bond offering to occur in fiscal year 2006.

10. QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH:

The Company’s only cash-generating assets consist of a general partnership interest in ETP GP from which the Company receives quarterly distributions. ETP GP has no independent operations outside of its interests in ETP.

The Company received distributions of $3 from ETP GP and paid distributions of $3 during the six months ended February 28, 2006 to ETE.

11. INCOME TAXES:

ETP LLC is a limited liability company. As a result, the Company’s earnings or losses, to the extent not included in a taxable subsidiary for federal and state income tax purposes are included in the tax returns of the individual member. Net earnings for financial statement purposes may differ significantly from taxable income reportable to unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities.

The Company generally is not subject to income tax. ETP is, however, subject to a statutory requirement that its non-qualifying income (including income such as derivative gains from trading activities, service income, tank rentals and others) cannot exceed 10% of its total gross income, determined on a calendar year basis under the applicable income tax provisions. If the amount of ETP’s non-qualifying income exceeds this statutory limit, it would be taxed as a corporation. Accordingly, certain activities that generate non-qualified income are conducted through taxable corporate subsidiaries (“C corporations”). These C corporations are subject to federal and state income tax and pay the income taxes related to the results of their operations. For the six months ended February 28, 2006, ETP’s non-qualifying income did not exceed the statutory limit.

Those subsidiaries which are taxable corporations follow the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

12. RELATED PARTY TRANSACTIONS:

As of February 28, 2006, accounts receivable from related parties consisted of the following.

Joint venture propane operation	$481
Other	243

$724

Accounts payable to related parties of $3,205 as of February 28, 2006 is primarily due to ETE for expenses paid by ETE on behalf of the Company.

On February 2, 2006 ETP GP and ETE entered into a shared services agreement in conjunction with the IPO of ETE. Under the terms of the shared services agreement, ETE will pay ETP GP an annual administrative fee of $500 for the provision of various general and administrative services for ETE’s benefit. The administrative fee may increase in the second and third years by the greater of 5% or the percentage increase in the consumer price index and may also increase if ETE makes an acquisition that requires an increase in the level of general and administrative services that ETE receives from its general partner or its affiliates.

The Company’s natural gas midstream and transportation and storage operations secure compression services from various third parties including Energy Transfer Technologies, Ltd. Energy Transfer Group, LLC is the general partner of Energy Transfer Technologies, Ltd. These entities are collectively referred to as the “ETG Entities”. ETP’s Co-Chief Executive Officers have an indirect ownership in the ETG Entities. In addition, two of the General Partner’s directors serve on the Board of Directors of the ETG Entities. The terms of each arrangement to provide compression services are, in the opinion of the ETP GP’s independent directors, no less favorable than those available from other providers of compression services.

13. SUPPLEMENTAL INFORMATION:

Following is the balance sheet of the Company which is included to provide additional information with respect to ETP LLC’s financial position on a stand-alone basis as of February 28, 2006:

ASSETS

INVESTMENT IN ETP GP	$9

Total assets	$9

LIABILITIES AND MEMBER’S EQUITY

Member’s equity	$9

Total liabilities and member’s equity	$9